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07001109

SECURITIES/ Wa

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

CM

SEC FILE NUMBER
8- 65970

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2006 (MM/DD/YY) AND ENDING 12/31/2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **CacheMatrix, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3200 Cherry Creek South Drive, Suite 360
(No. and Street)

Denver	**Colorado**	**80209**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
George Hagerman **303-468-5500**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Spicer Jeffries, LLP
(Name – *if individual, state last, first, middle name*)

5251 S. Quebec Street, Suite 200	**Greenwood Village**	**CO**	**80111**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 15 2007
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, George W. Hagerman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CacheMatrix, LLC, as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of Colorado
City & County of Denver } ss.
2/26/2007

Signature

Chief Executive Officer
Title

Martha L. McIntyre My commission expires: 2/28/2010
Notary Public

MARTHA L. McINTYRE
NOTARY PUBLIC
STATE OF COLORADO
My Commission Expires 02/28/2010

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CACHEMATRIX, LLC

TABLE OF CONTENTS

	Page
Independent Auditors' Report	3
Statement of Financial Condition	4
Statement of Operations	5
Statement of Changes in Member's Equity	6
Statement of Cash Flows	7
Notes to Financial Statements	8 - 10
Supplementary Schedule:	
Computation of Net Capital Pursuant to Uniform Net Capital Rule 15c3-1 included in the Company's Corresponding Unaudited Form X-17a-5 Part II Filing	11
Reconciliation of the Computation of Net Capital Pursuant to Uniform Net Capital Rule 15c3-1 Included in the Company's Corresponding Unaudited Form X-17A-5 Part II Filing with the Computation Included in the Report Pursuant to Rule 17a-5(d)	12
Independent Auditors' Report on Internal Accounting Control Pursuant to SEC Rule 17a-5	13 - 14



SPICER JEFFRIES LLP

CERTIFIED PUBLIC ACCOUNTANTS

5251 SOUTH QUEBEC STREET • SUITE 200
GREENWOOD VILLAGE, COLORADO 80111
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

INDEPENDENT AUDITORS' REPORT

The Member of
CacheMatrix, LLC

We have audited the accompanying statement of financial condition of CacheMatrix, LLC as of December 31, 2006, and the related statements of operations, changes in member's equity and cash flows for the year ended December 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CacheMatrix, LLC as of December 31, 2006, and the results of its operations and its cash flows for the year ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in the supplemental schedules listed in the accompanying index are presented for purposes of additional analysis and are not required for a fair presentation of the financial statements, but are supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Spicer Jeffries LLP

Greenwood Village, Colorado
February 14, 2007

CACHEMATRIX, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

ASSETS

Cash	$	72,657
Receivables:		
Related party		57,015
Other		46,959
Furniture, equipment and leasehold improvements, net of accumulated depreciation and amortization of $17,235		19,287
Prepaid expenses		38,380
Total assets	**$**	**234,298**

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:		
Accounts payable	$	11,292
COMMITMENTS AND CONTINGENCIES (Notes 4 and 5)		
MEMBER'S EQUITY (Note 2)		223,006
Total liabilities and member's equity	**$**	**234,298**

The accompanying notes are an integral part of this statement.

CACHEMATRIX, LLC

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2006

REVENUES:		
Service fees	$	475,272
EXPENSES:		
Salaries, benefits and payroll taxes		307,306
Occupancy and equipment costs		106,831
Insurance		71,575
General and administrative		65,854
Professional fees		47,705
Regulatory fees		22,195
Total expenses		621,466
NET LOSS	**$**	**(146,194)**

The accompanying notes are an integral part of this statement.

CACHEMATRIX, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY
YEAR ENDED DECEMBER 31, 2006

	Member's Equity
BALANCE, December 31, 2005	$ 369,105
Member contributions	95
Net loss	(146,194)
BALANCE, December 31, 2006	**$ 223,006**

The accompanying notes are an integral part of this statement.

CACHEMATRIX, LLC

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2006

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (146,194)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Depreciation and amortization	7,158
Decrease in receivable from related party	203,522
Increase in other receivables	(14,173)
Increase in prepaid expenses	(8,176)
Decrease in accounts payable	(1,332)
Net cash flows provided by operating activities	40,805
CASH FLOWS USED IN INVESTING ACTIVITIES:	
Furniture and equipment purchases	(8,362)
CASH FLOWS PROVIDED BY FINANCING ACTIVITIES:	
Member contributions	95
NET INCREASE IN CASH	32,538
CASH, at beginning of year	40,119
CASH, at end of year	**$ 72,657**

The accompanying notes are an integral part of this statement.

CACHEMATRIX, LLC

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Business

CacheMatrix, LLC (the "Company") was organized in Denver, Colorado on March 5, 2003, and was approved as a securities broker-dealer registered with the Securities and Exchange Commission and the National Association of Securities Dealers on January 2, 2004. The Company commenced operations on January 6, 2004. As the Company does not hold customer securities or perform custodial functions relating to customer accounts, it is therefore exempt from the possession and control requirements of Rule 15c3-3 under 15c3-3(k)(2)(i).

Depreciation and Amortization

The Company provides for depreciation of furniture and equipment on the straight-line method based on the estimated useful lives of the assets ranging from five to seven years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

Income Taxes

The Company is not considered a separate taxable entity for tax purposes. All income is reported on the sole member's tax return.

Revenue Recognition

The Company's main source of revenue is generated through an unrelated entity. The Company receives a fee for customers that it has referred to the unrelated entity at an annual rate ranging from 2.5 to 5 basis points of the value of the customer assets as of the last business day of each month. Revenue is recognized as earned.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At December 31, 2006, the Company had net capital and net capital requirements of $41,365 and $5,000 respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was 0.27 to 1. According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1.

NOTE 3 - RELATED PARTY TRANSACTIONS

During the year ended December 31, 2006, the Company paid operating expenses on behalf of a related entity. As of December 31, 2006, the Company is owed $57,015 for expenses paid.

NOTE 4 - LEASE COMMITMENTS

The Company leases office space under the terms of a non-cancelable operating lease expiring on July 31, 2011. At December 31, 2006, aggregate minimum future rental commitments under this lease with remaining terms in excess of one year are as follows:

	Amount
2007	$ 95,551
2008	96,398
2009	98,431
2010	99,617
2011	58,110
	$ 448,107

Rent expense for the year ended December 31, 2006 amounted to $45,520.

NOTE 5 - FINANCIAL INSTRUMENTS, OFF-BALANCE SHEET RISKS AND CONTINGENCIES

The Company introduces client accounts to one financial institution. The Company does not take discretionary control over any account. The financial institution to which the Company introduces accounts pays the Company an asset based fee. In the event the financial institution fails to satisfy its obligations, the receivable from this financial institution may be subject to loss.

NOTE 5 - FINANCIAL INSTRUMENTS, OFF-BALANCE SHEET RISKS AND CONTINGENCIES (continued)

The Company generates all of its revenue from one unrelated financial institution. If this financial institution would cease business, it is uncertain if the Company could generate sufficient revenue to replace its current revenue.

The Company's financial instruments, including cash, receivables, prepaid expenses and accounts payable are carried at amounts which approximate fair value due to the short-term nature of those instruments.

SUPPLEMENTARY INFORMATION

CACHEMATRIX, LLC

COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1 DECEMBER 31, 2006

CREDIT:	
Member's equity	$ 223,006
DEBITS:	
Nonallowable assets:	
Related party receivable	57,015
Other receivables	46,959
Furniture, equipment and leasehold improvements, net	19,287
Prepaid expenses	38,380
Excess fidelity bond deductible	20,000
Total debits	181,641
NET CAPITAL	41,365
Minimum requirements of 5-2/3% of aggregate indebtedness of $11,292 or $5,000, whichever is greater	5,000
Excess net capital	**$ 36,365**
AGGREGATE INDEBTEDNESS:	
Accounts payable	**$ 11,292**
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	**0.27 to 1**

See the accompanying Independent Auditors' Report.

CACHEMATRIX, LLC

RECONCILIATION OF THE COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1 INCLUDED IN THE COMPANY'S CORRESPONDING UNAUDITED FORM X-17A-5 PART II FILING WITH THE COMPUTATION INCLUDED IN THE REPORT PURSUANT TO RULE 17a-5(d)
DECEMBER 31, 2006

NET CAPITAL PER COMPANY'S UNAUDITED FORM X-17A-5 PART II FILING	$	48,365
Adjustments:		
Increase in expenses		(7,000)
NET CAPITAL PER REPORT PURSUANT TO RULE 17A-5(d)	**$**	**41,365**

See the accompanying Independent Auditors' Report.

 SPICER JEFFRIES LLP

CERTIFIED PUBLIC ACCOUNTANTS

5251 SOUTH QUEBEC STREET • SUITE 200
GREENWOOD VILLAGE, COLORADO 80111
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

The Member of
CacheMatrix, LLC

In planning and performing our audit of the financial statements and supplementary information of CacheMatrix, LLC for the year ended December 31, 2006, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by CacheMatrix, LLC that we considered relevant to the objectives stated in Rule 17a-5(g), (i) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. This report recognizes that it is not practicable in an organization the size of CacheMatrix, LLC to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

In addition, our review indicated that CacheMatrix, LLC was in compliance with the conditions of exemption from Rule 15c3-3 pursuant to paragraph k(2)(i) as of December 31, 2006, and no facts came to our attention to indicate that such conditions had not been complied with during the year.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Spicer Jeffries LLP

Greenwood Village, Colorado
February 14, 2007

END